Addentax Group Corp.

Floor 13th, Building 1

Block B, Zhihui Square

Nashan District, Shenzhen, China 518000

June 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

AD Office 11 - Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Addentax Group Corp.
Revised Current Report on Form 8-K
Filed May 15, 2018
File No. 333-206097

Dear Mr. Spirgel:

Addentax Group Corp. (the “Company”, “Addentax,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2018 regarding our Revised Current Report on Form 8-K (the “8-K”) previously filed on May 15, 2018. A marked version of the 8-K is enclosed herewith reflecting all changes to the 8-K made in Amendment No. 3 to the 8-K filed with the Commission (“Amendment No. 3”).

Current Business, page 7

1. We note your response to our prior comment 1. The fact that you continue to describe the business as “a development-stage international supply chain management consulting company,” suggests that you may intend at some point to phase out your current business segments in manufacturing and logistics and focus entirely on the consulting business. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7 and 8 to clarify that the Company will not phase out its current business segments. Instead, the Company intends to develop another branch of business called international supply chain management consulting service.

Exhibit 99.1

Financial Statements

Note 3 Business acquisitions, page F-12

2. We note your response and reissue comment 6. Yingxi is required to provide all the information required by a Form 10 initial registration statement, including the information required by Rule 8-04 and Article 11 of Regulation S-X. Please refer to Item 5.01 (a)(8) of Form 8-K. It appears that the acquisition of Yingxi Industrial Chain Investment Co., Ltd (“Yingxi HK”) on December 10, 2016 may be a significant acquisition. Please include audited consolidated financial statements of Yingxi HK and pro forma results of operations or show us how you evaluated the significance of the acquisition. A balance sheet of Yingxi HK is not required.

Response: In response to the Staff’s comment, simultaneously with the filing of this letter, the Company has filed an amendment to its Amendment No.3 to include audited consolidated financial statements of Yingxi HK and pro forma results of operations.

Exhibit 99.2

Unaudited Pro Forma Financial Statements

3. Please present the pro forma balance sheet as of the latest balance sheet date of June 30, 2017.

Response: In response to the Staff’s comment, simultaneously with the filing of this letter, the Company has filed an amendment to its Amendment No.3 to include pro forma balance sheet as of the latest balance sheet date of June 30, 2017.

4. Please present the pro forma statements of operation for the latest fiscal year of December 31, 2016, and the most recent interim period of June 30, 2017.

Response: In response to the Staff’s comment, simultaneously with the filing of this letter, the Company has filed an amendment to its Amendment No.3 to include pro forma statements of operation for the most recent interim period of June 30, 2017. The Company respectfully advises the Staff that the Company’s latest fiscal year end filed is March 31, 2017, which the pro forma statements of operation for the latest fiscal year of March 31, 2017 has been included as Exhibit 99-2 to the Company’s Amendment No.2 filed on May 15, 2018.

Sincerely,

/s/ Zhida Hong
Zhida Hong